Rochdale Structured Claims Fixed Income Fund, LLC

Proxy Results

At the joint special meeting held on April 26, 2012, the Board of Managers of the Rochdale Structured Claims Fixed Income Fund, LLC (the “Fund”), including all of the Managers who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act), met in person and voted to approve the proposed new investment advisory agreement (“New Advisory Agreement”) between the Fund and its Advisor, Rochdale Investment Management LLC.

On June 15, 2012, a special meeting of the Fund’s members was held to consider approving the New Advisory Agreement for the Fund.

The following table illustrates the specifics of the vote with respect to the New Advisory Agreement:

	For	Against	Abstain
Units	34,998.195	-	3,995.365